SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Enclosures:

Nokia Press release dated May 24th 2010: Nokia and Yahoo! to bring integrated web services to millions of consumers around the world

Nokia Press release dated May 19th 2010: Changes in Nokia Corporation’s own shares

Nokia Press release dated May 7th 2010: Nokia sues Apple in Wisconsin for infringement of Nokia patents

Nokia Siemens Networks Press release dated May 12th 2010: Nokia Siemens Networks transfers its Italian Radio Access activities to Value Team

PRESS RELEASE May 7, 2010

Nokia sues Apple in Wisconsin for infringement of Nokia patents

Espoo, Finland — Nokia announced that it has today filed a complaint against Apple with the Federal District Court in the Western District of Wisconsin, alleging that Apple iPhone and iPad 3G products infringe five important Nokia patents.

The patents in question relate to technologies for enhanced speech and data transmission, using positioning data in applications and innovations in antenna configurations that improve performance and save space, allowing smaller and more compact devices. These patented innovations are important to Nokia’s success as they allow improved product performance and design.

“Nokia has been the leading developer of many key technologies in mobile devices” said Paul Melin, General Manager, Patent Licensing at Nokia. “We have taken this step to protect the results of our pioneering development and to put an end to continued unlawful use of Nokia’s innovation.”

During the last two decades, Nokia has invested approximately EUR 40 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with over 11,000 patent families. Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by Nokia’s strong patent portfolio.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any

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actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications, North America
Tel. +1 914 368 0423
Email: communication.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Milan, Italy – May 12, 2010

Nokia Siemens Networks transfers its Italian Radio Access activities to Value Team

Nokia Siemens Networks Italy has signed a contract for the transfer of its Radio Access activities, located in Cinisello Balsamo (Milan), to Value Team SpA, IT consulting and solutions company of the Value Partners Group. The two companies also signed a long term collaboration agreement.

The agreement between Nokia Siemens Networks Italia SpA and Value Team SpA will be effective as of, May 15, 2010. The two companies also signed a long-term collaboration agreement which defines Value Team as one of Nokia Siemens Networks’ preferred partners in the development of new technologies, mainly in mobile networks.

Nokia Siemens Networks’ Radio Access unit employs 183 people, who are mainly located at the Cinisello Balsamo site at Milan. Its main activity is related to research and development, technical support, and radio platform and product management, mainly on GSM and UMTS (3G) mobile telecommunications technology.

“This agreement confirms a long-term partnership which offers us the opportunity to compete in the highly complex and competitive telecommunications market and optimize overall research and development capabilities as global competition brings intense cost pressure,” said Marc Rouanne, head of Network Systems at Nokia Siemens Networks. “This offers us the possibility of differentiation with a high-tech partner, while achieving flexibility for our future development.”

“We are delighted to upgrade our longstanding relationship to become one of the preferred partner of Nokia Siemens Networks and hope to build on this relationship in the years to come,” said Giorgio Rossi Cairo, managing partner of Value Partners Group. “Value Team has grown during the course of the years, thanks to a solid industrial plan and the capability of our management to integrate acquired competences as well as offer growth opportunities for all company members. Value Team is now able to strengthen its embedded system division and will play an increasingly significant role in the development of new technologies for fixed and mobile telecommunications, for machine to machine applications and for defence systems.”

Value Team, operating in the telecommunications, defence, finance and industry arena since the year 2000, has been a longstanding trusted partner of Nokia Siemens Networks in Italy. For this agreement, it was chosen from among a wide range of candidates due to the quality and concreteness of its industrial plan.

The agreement will give Value Team the opportunity to widen its offering in the telecommunications sector, where the company has consistent experience through participating in projects for the development and integration of devices and mobile network management systems. The experience of the team from the Cinisello R&D center together

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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with the competence of Value Team professionals will form an Italian industrial center of excellence for the development of new mobile technology standards.

About Value Team

Value Team is part of the Value Partners group, which draws on nearly 50 partners and 3,100 professionals of 25 nationalities. Founded in 1993 in Milan, the Group offers both management and IT consulting services, out of 14 offices in 12 countries. Value Team was established in 2000 and its global scope was determined by organic growth as well as acquisitions, like that of Etnoteam in 2007. Value Team is now one of the leading ICT players in Italy and abroad with a specific focus on business-critical applications. It serves mainly the telecommunications, defense, financial institutions and manufacturing sectors. Value Team draws on over 2700 professionals, of whom 1100 are active in the Milan headquarter.

www.valuepartnersgroup.com

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Vitaliano Vitale

Phone: +39 335 8215046

E-Mail: vitaliano.vitale@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Value Team

Tina Guiducci

Phone: +39 02 48548 1

E-mail: tina.guiducci@valuepartners.com

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STOCK EXCHANGE RELEASE May 19, 2010

Nokia Corporation
Stock exchange release
May 19, 2010 at 10:00 (CET +1)

Changes in Nokia Corporation’s own shares

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 43 692 Nokia shares (NOK1V) held by the Company are today transferred to 27 participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE May 24, 2010

Nokia and Yahoo! to bring integrated web services to millions of consumers around the world

Global strategic alliance enables industry leaders to leverage strengths in e-mail, instant messaging, maps and navigation across PC and mobile devices

New York, NY, USA — Today, Yahoo! and Nokia announced a worldwide strategic alliance to extend the reach of their industry leading online services and offer people rich experiences that keep them connected to their world and the world around them.

Building on more than five years of collaboration, Nokia and Yahoo! ® will leverage each others’ strengths in e-mail, instant messaging and maps and navigation services, to provide consumers with access to world-class experiences on both PC and mobile devices.

As part of the alliance:

• Nokia will be the exclusive, global provider of Yahoo!’s maps and navigation services, integrating Ovi Maps across Yahoo! properties, branded as “powered by Ovi.”

• Yahoo! will become the exclusive, global provider of Nokia’s Ovi Mail and Ovi Chat services branded as “Ovi Mail / Ovi Chat powered by Yahoo!”

• Nokia and Yahoo! plan to work on ID federation between their services, beginning by making it easy for people to use their Ovi user IDs across select Yahoo! properties to easily access the online content and services they need.

“Delivering great user experiences — both online and on your mobile — is what this alliance is all about,” said Olli-Pekka Kallasvuo, CEO, Nokia. “We’re enabling millions of Yahoo! customers in key markets including North America to discover the unique capabilities that Ovi Maps brings. Similarly, Yahoo!’s online expertise will bring exciting mail and messaging enhancements to millions of Ovi Mail customers across almost every country around the world, many of whom will have their first Internet experience on their mobile.”

“What a combination,” said Carol Bartz, CEO, Yahoo!. “We’re excited to expand the reach of our best-in-class Mail and Messenger services, bringing personalized experiences to more people across the mobile web, particularly in emerging markets where we are seeding the next generation of Yahoo! users. At the same time, we believe Nokia’s strength and continued investment in maps and navigation will greatly enhance our existing products, enabling us to focus on areas that are core to our business.”

Together, Yahoo! and Nokia will continue to deliver compelling Internet experiences that address the core needs of consumers, developers, operators and advertisers. The companies will utilize their respective global distribution advantages and brand recognition across consumer audiences.

Select, co-branded service offerings are expected to become available from the second half of 2010, with global availability expected in 2011.

Nokia is the world’s largest mobile device manufacturer, with hundreds of millions of devices sold each year and a leader in digital mapping, with continuing investment and innovation focused on developing comprehensive digital mapping and navigation services, now covering 77 countries in 46 languages. With more than 600 million users of Yahoo!-branded sites per month, Yahoo! is a global Internet powerhouse, a one-stop web destination enabling consumers to enjoy their online life anywhere and everywhere — all customized for their interests. As one of the leading Internet brands, Yahoo! is focused on growing its audience by providing seamless web experiences across PC and mobile devices.

Note to editors: Media materials, including a webcast replay, can be found at pressroom.yahoo.com and www.nokia.com/press.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

For more information, visit www.nokia.com/press or the company’s blog, Nokia Conversations (conversations.nokia.com).

About Yahoo!

Yahoo! attracts hundreds of millions of users every month through its innovative technology and engaging content and services, making it one of the most visited Internet destinations and a world-class online media company. Yahoo!’s vision is to be the center of people’s online lives by delivering personally relevant, meaningful Internet experiences. Yahoo! is headquartered in Sunnyvale, California. For more information, visit pressroom.yahoo.com or the company’s blog, Yodel Anecdotal (yodel.yahoo.com).

Yahoo! is a trademark or registered trademark of Yahoo! Inc.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This news release contains forward-looking statements (including the quote from Yahoo! management) that involve risks and uncertainties concerning Yahoo!’s plans to launch integrated online and mobile service offerings with Nokia, the expected availability and growth of mobile services in developed and emerging markets, the expected enhancement of various Yahoo! services, the expectation that Nokia will continue to invest in maps and navigation, and statements regarding Yahoo!’s strategic and operational plans for social products and services. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibilities that the implementation of the alliance, enhancements or investments might be delayed, might not ultimately be implemented, or might not be successful; that mobile phone adoption rates might decline (or grow more slowly than expected); that advertisers, users and mobile customers might not utilize the new and expanded service offerings or might prefer rival products or services; and that the anticipated benefits to Yahoo! and its advertisers might not be realized. More information about potential factors that could affect Yahoo!’s business and financial results is included under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are on file with the SEC and available at the SEC’s website at www.sec.gov.

Media Enquiries:

Nokia
Communications, North America
Tel. +1 972 894 4573
Email: communications.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Yahoo!
Zealous Wiley
Tel. +1 408 431 9466
Email: Zealous@yahoo-inc.com

Yahoo!
Dana Lengkeek
Tel. +1 408 349 1130
Email: danal@yahoo-inc.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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